

May 19, 2015

Mindy K. West
Chief Financial Officer
Murphy USA Inc.
200 Peach Street
El Dorado, AR
71730-5836

> **Re:    Murphy USA Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-35914**

Dear Ms. West:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business

Our Competitive Strengths, page 3

1. We note your statement here that you collaborate with Wal-Mart on a fuel discount program, which you believe "enhances the customer value proposition as well as the competitive position of both [you] and [Wal-Mart]. . . ."  In future filings, please provide a detailed discussion and analysis of this program, including any plans for possible expansion.  Please tell us what this disclosure will look like.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 43

2. We note your disclosure on page 28 that "[i]n October 2014, the Company's Board of Directors authorized a second stock repurchase plan of up to $250 million of the Company's common stock to be executed by December 31, 2015." Please tell us what consideration you gave to providing a discussion and analysis of the impact of such repurchase plan on your liquidity and capital resources. Refer to Item 303(a)(1)-(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

Cc: Joseph Hall, Esq.
Donald Smith